Katherine A. Beck

Tel 602.445.8349

Fax 602.445.8729

Email: beckk@gtlaw.com

November 9, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F. Street, NE

Washington, D.C. 20549

Attention:	Thomas Jones / Geoff Kruczek, Legal

Charles Eastman / Andrew Blume, Accounting

Re:	Adamas One Corp. Amendment No. 3 to Registration Statement on Form S-1 Filed November 3, 2022 File No. 333-265344

Ladies and Gentlemen:

On behalf of Adamas One Corp., a Nevada corporation (the “Company”), we express our appreciation for your prompt review of the above-referenced Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 3, 2022. Pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, we are concurrently herewith filing with the Commission, via EDGAR, Amendment No. 4 to the Registration Statement (“Amendment No. 4”), together with responses to the comment letter addressed to John G. Grdina, President and Chief Executive Officer of the Company, dated November 9, 2022 (the “Comment Letter”), provided by the staff (the “Staff”) of the Commission. Amendment No. 4 reflects revisions made in response to the Comment Letter.

The Company’s responses are indicated below, directly following a restatement of each Staff comment in bold, italicized type. The numbers of the Company’s responses coincide with the comment numbers set forth in the Comment Letter.

Amendment No. 3 to Registration Statement on Form S-1 filed November 3, 2022

Government Regulations, page 63

1.	Staff Comment: We note your disclosure in this section, such as "In August 2018, the FTC amended its Jewelry Guides to help prevent deception in jewelry marketing." Please ensure that you have updated the disclosure about government regulation to the extent practical. Also, tell us the extent to which you have considered FTC regulations given the references in the bullet points on pages 4 and 58 to "environmentally friendly" diamonds and the reference to "Eco Friendly" under the phrase "Benefits of Lab-Grown Diamonds" on your website.

Greenberg Traurig, LLP | Attorneys at Law
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U.S. Securities and Exchange Commission

November 9, 2022

Company Response: The Company respectfully advises the Staff that the Company believes that its disclosures in the referenced “Government Regulations” section have been updated to the extent practical. In the referenced disclosures, the Company notes that the FTC amended its Jewelry Guides in 2018. Although the Jewelry Guides were amended again in 2022, Subsection 23.12 of such Jewelry Guides, which describes the use and misuse of the words “diamond” and “laboratory-grown” diamond, have not been amended since 2018. Therefore, the Company believes that its corresponding disclosures still adhere to such guidelines. As a result, the Company believes there are no additional practical updates to be made to its referenced disclosures. In addition, the Company has considered FTC regulations in the context of its disclosures regarding the description of lab-grown diamonds as “environmentally friendly” or “Eco-Friendly.” The Company respectfully points the Staff to Title 16, Chapter 1B, Part 260 of the Code of Federal Regulations whereby the government discusses the negative impact of making unqualified general environmental benefit claims. However, the Company believes that in the referenced bullet points on pages 4 and 58 of the Registration Statement and in the referenced description on the Company’s website, the Company does not make general statements and is specific by setting forth the bullet points in the context of specifically comparing lab-grown diamonds with their “mined counterparts.”

General

2.	Staff Comment: Please file a final legal opinion. Currently, Exhibit 5.1 is merely a "form" of opinion, is undated and has numerous blanks.

Company Response: Pursuant to the Staff’s request, the Company has filed a final legal opinion with Amendment No. 4.

* * * * *

Please note that the Company has included certain changes reflected in Amendment No. 4 other than those in response to the Staff’s comments.

Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact me at (602) 445-8349 or Raymond A. Lee of our office at (949) 732-6510.

Very truly yours,

/s/ Katherine A. Beck

Katherine A. Beck

Shareholder

cc:	John G. Grdina, Adamas One Corp.

Raymond A. Lee, Greenberg Traurig, LLP

John A. Shumate, Greenberg Traurig, LLP

Greenberg Traurig, LLP | Attorneys at Law
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